

21004776   SSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67090

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2020 _____ AND ENDING 04/30/2021 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockton Investment Securities, LLC

OFFICIAL USE ONLY
137476
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W 47th Street, Suite 900

_____ (No. and Street)

Kansas City   MO   64112

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deirdre Patten   (281) 419-6030

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLP

(Name – if individual, state last, first, middle name)

6 City Place Drive, Suite 900   St. Louis   MO   63141

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pamela Popp _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockton Investment Securities, LLC _____ , as of April 30 _____ , 20 21 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
_____
Signature

President

Robin S. Duncan
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOCKTON INVESTMENT SECURITIES, LLC

Financial Statements and Supplementary Information

April 30, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)



THE FIRM FOR GROWTH.˙

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lockton Investment Securities, LLC
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Lockton Investment Securities, LLC (a Missouri limited liability company, the "Company") as of April 30, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lockton Investment Securities, LLC as of April 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lockton Investment Securities, LLC's management. Our responsibility is to express an opinion on Lockton Investment Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lockton Investment Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included at pages 11 - 13 has been subjected to audit procedures performed in conjunction with the audit of Lockton Investment Securities, LLC's financial statements. The supplemental information is the responsibility of Lockton Investment Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Lockton Investment Securities, LLC's auditor since 2017.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
June 24, 2021

LOCKTON INVESTMENT SECURITIES, LLC

Balance Sheet

April 30, 2021

Assets

Cash and cash equivalents	$ 4,165,479
Accounts receivable:	
Commissions and fees receivable	77,208
Producer members receivable	106,736
Prepaid expenses	67,115
Other assets	5,000
Total assets	$ 4,421,538

Liabilities and Members' Equity

Producer members payable	$ 598,775
Payable to affiliates, net	379,583
Accrued expenses:	
Interest	3,440
Other	342
Cancellation reserve	34,960
Producer unit purchases	108,618
Deferred revenue	147
Total liabilities	1,125,865
Members' equity	3,295,673
Total liabilities and members' equity	$ 4,421,538

See accompanying notes to financial statements.

LOCKTON INVESTMENT SECURITIES, LLC

Statement of Operations

Year ended April 30, 2021

Revenue:		
Commissions and fees	$	6,465,991
Contingent commissions		37,722
Interest and other income		1,092
Total revenue		6,504,805
Expenses:		
Selling		2,417,791
General and administrative		3,339,047
Producer unit purchases		(203,291)
Interest expense		4,674
Total operating expenses		5,558,221
Net income	$	946,584

See accompanying notes to financial statements.

LOCKTON INVESTMENT SECURITIES, LLC

Statement of Changes in Members' Equity

Year ended April 30, 2021

		Corporate unit			
		Paid-in capital	Retained earnings (deficit)	Producer units	Total
Balance, April 30, 2020	$	510,000	724,316	1,310,370	2,544,686
Net income		—	946,584	—	946,584
Change in producer units		—	—	(195,597)	(195,597)
Balance, April 30, 2021	$	510,000	1,670,900	1,114,773	3,295,673

See accompanying notes to financial statements.

LOCKTON INVESTMENT SECURITIES, LLC

Statement of Cash Flows

Year ended April 30, 2021

Cash flows from operating activities:		
Net income	$	946,584
Adjustments to reconcile net income to net cash provided by operating activities:		
Producer unit purchases		(203,291)
Changes in operating assets and liabilities:		
Commissions and fees receivable		127,743
Cancellation reserve		(17,363)
Prepaid expenses and other assets		13,809
Affiliates, net		(287,990)
Producer members receivable and payable		249,482
Accrued expenses		(2,115)
Payments for producer unit purchases		(61,585)
Deferred revenue		(7,172)
Net cash provided by operating activities		758,102
Change in cash and cash equivalents		758,102
Cash and cash equivalents, beginning of year		3,407,377
Cash and cash equivalents, end of year	$	4,165,479
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	7,131

See accompanying notes to financial statements.

LOCKTON INVESTMENT SECURITIES, LLC

Notes to Financial Statements

April 30, 2021

(1) Nature of Operations

Lockton Investment Securities, LLC (the Company), formerly Lockton Financial Advisors, LLC, a subsidiary of Lockton Insurance Agency, LLC (Lockton), is organized in the state of Missouri. The Company is a limited liability company approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a k(1) exemptive status stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf and is enabled to conduct securities activities, which may include the sale of variable contracts and mutual funds through employee benefit plans. The Company does not maintain custody or receive customer funds or securities; customer accounts are held by plan vendors. Furthermore, the Company does not maintain a clearing arrangement with any firm and handles individual accounts on an application-way basis direct with the fund company or carrier. In addition, the Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

The Company is a subsidiary of Lockton, with Lockton (Corporate Member) owning the Corporate Unit. The associates who have the primary responsibility for establishing new client relationships (Producer Members) own the Producer Units. The Producer Members derive their compensation from the profits of the Company after providing a predetermined allocation of profits to Lockton as the holder of the Corporate Unit. While the legal form of payments to Producer Members is a capital distribution, the Company reflects such payments in the statement of operations as selling expenses. Profits of the Company used to determine Producer Member compensation (Producer Profit Return) generally represent revenue less selling and general and administrative expense.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(b) Revenue Recognition

The Company's revenue is comprised principally of commissions paid by the plan vendors and fees paid directly by clients for consulting services related to qualified retirement plans and non-qualified executive benefit programs. Commission revenue from plan vendors generally represents a percentage of the fair value of the plan assets held on account by the customer and is materially affected by fluctuations in the fair value of the assets in the plan. Commissions received directly from the plan vendor and fees paid directly by clients are recognized as performance obligations are met, generally over time for compliance services and investment monitoring. Fees for upfront services such as plan implementation are recognized at a point in time as the performance obligation is met. Payment terms are commensurate with the underlying performance obligations and no significant judgements were made in applying the revenue recognition policy.

A cancellation reserve is recognized for commissions that are subject to chargeback and is estimated based on historical chargeback rates. This reserve is recorded in commissions and fees revenue on the statement of operations.

Under current revenue recognition guidance, the Company is required to capitalize costs to obtain or fulfill a contract that are expected to be recovered and amortize on a systematic basis consistent with the pattern of the transfer of the good or services. The Company elected the practical expedient to expense sales commissions as incurred related to contracts that are one year or less. The Company has no significant instances of long duration contracts that would result in sales commissions amortizing outside of the current reporting period, and therefore has no contract costs capitalized for these arrangements. In accordance with the Company's operating agreement, sales commission are recognized commensurate with the fulfillment of performance obligations and recognition of revenue. Costs to fulfill a customer contract are not significant in the context of the guidance.

Contingent commissions may be paid to the Company by insurance carriers based on retention of clients and the volume of business placed with or through such insurance carriers related to nonsecurities-based insurance products. Contingent commissions are recorded in the period that the underlying policies contributing to the achievement of the volume and profitability are placed. In 2021, contingent commissions represented less than 1% of total revenue. Such commissions are estimated and constrained to an amount that is probable to not have a significant negative adjustment.

Interest income is recognized as earned and realized or realizable.

(c) Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2021, cash and cash equivalents consisted of a commercial checking account and a money market mutual fund.

(d) Producer Members Receivable and Payable

Producer Members receive advances throughout the year based upon estimated annual Producer Profit Return as defined in the Company's operating agreement. At the end of each fiscal year, each Producer Member's Producer Profit Return is adjusted to the actual amount earned based on the economic performance of the Company. This adjustment results in some Producer Members having a debit balance in their capital account as a result of an over distribution and other Producer Members having a credit balance in their capital account resulting from the actual Producer Profit Return exceeding distributions made throughout the year. These amounts due from/to Producer Members are reflected as Producer Members receivable or payable, respectively, in the balance sheet.

(e) Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its

members' federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the year ended April 30, 2021.

(f) *Fair Value of Financial Instruments*

Under existing authoritative accounting guidance, fair value is defined as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. At April 30, 2021, the carrying amounts of financial assets and liabilities reported in the accompanying balance sheet for cash and cash equivalents approximate fair value because of the short-term nature of these financial instruments.

Authoritative accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances. The Company classifies the inputs used to measure these fair values into the following hierarchy as defined by current authoritative accounting guidance:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(3) Producer Unit Purchases

In exchange for certain restrictive covenants and other considerations from Producer Members, the Company has the option to purchase each Producer Member's Producer Unit upon his/her termination.

The agreement to purchase the Producer Members' interest is applicable to all Producer Members and valued based on 25% of the Producer Members' average annual revenue for the preceding three fiscal years and change in value of the Company for the final six months of membership.

The purchase is subject to put and call features and is only mandatory upon the death or permanent and total disability of a Producer Member. The Producer Unit meets the attributes for equity classification and, accordingly, is reported as a noncontrolling interest and displayed as a separate component of equity in the statement of changes in members' equity with the related expense recognized in the statement of operations.

Once exercised, the purchase obligation is no longer subject to the attributes of equity ownership and, thus, is reclassified from a component of equity to a liability. For the five-year period that payment of the obligation

is being made, the Company and the Producer Members have agreed that such payments will be funded through a charge of 50% of the purchase obligation to the profits attributable to the Producer Members. However, as future profits of the Company are not guaranteed, U.S. generally accepted accounting principles do not allow for the establishment of a receivable from the future profits attributable to Producer Members. Consequently, despite its belief that only 50% of the cost of purchasing Producer Members' interest will be funded from profits attributed to the Corporate Unit, the Company has provided a noncontrolling interest and related expense as if it will solely fund the Producer Unit purchase.

Producer Unit activity within noncontrolling interest during the year ended April 30, 2021 is as follows:

Balance, April 30, 2020	$	1,310,370
Producer Unit purchases		(22,105)
Producer Unit expense		(203,291)
Other		30,399
Producer Member capital distributions		(600)
Balance, April 30, 2021	$	1,114,773

The liability for Producer Unit purchases had the following activity during the year ended April 30, 2021:

Balance, April 30, 2020	$	148,098
Producer Unit purchases		22,105
Payments		(61,585)
Balance, April 30, 2021	$	108,618

Because the Company intends for this purchase to be an end-of-career transaction between the Company and the Producer Member, it does not anticipate significant cash requirements in the near term. Committed future payments at April 30, 2021 resulting from terminations and retirements are as follows:

Year ending April 30:		
2022	$	36,206
2023		36,206
2024		36,206
Total	$	108,618

(4) Transactions with Affiliates

The Company and its Producer Members receive services from affiliated entities. These services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, information technology services, subscriptions, insurance, bank fees, office accommodations, and various other support functions. Fees paid for these services were $2,920,633 for the year ended April 30, 2021. These

charges are an allocation of costs incurred by the affiliated entities and are accounted for in accordance with agreements among these parties.

At April 30, 2021, the Company had a net payable to affiliates of $379,583 for payments made in the ordinary course of business on behalf of the Company by its affiliates.

These transactions with affiliates are accounted for in accordance with agreements among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(5) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $25,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2021, the Company had net regulatory capital of $2,997,506, which is $2,922,448 in excess of required net capital.

(6) **Impacts of Coronavirus Disease 2019 (COVID-19)**

For the year ended April 30, 2021, the Company's operations were not materially affected by the ongoing outbreak of the COVID-19, which was declared a pandemic by the World Health Organization in March 2020. The full extent and duration of the impact of COVID-19 on the Company's operations and financial position is currently unknown and depends on uncertain and unpredictable developments. Management does not believe COVID-19 will negatively impact the long-term operations of the Company.

(7) **Subsequent Events**

The Company has evaluated subsequent events from the balance sheet date through June 24, 2021, the date at which the financial statements were available to be issued and determined there are no other items to disclose.

LOCKTON INVESTMENT SECURITIES, LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

April 30, 2021

Net capital:		
Total members' equity	$	3,295,673
Total members' equity qualified for net capital		3,295,673
Add additions to net worth		—
Less nonallowable assets		256,059
Net capital before haircuts		3,039,614
Less haircuts and undue concentration		42,108
Net capital		2,997,506
Aggregate indebtedness		1,125,865
Percentage aggregate indebtedness to net capital		37.56%
Computation of net capital requirements:		
Minimum net capital requirements**		75,058
Excess net capital	$	2,922,448

Net capital, as computed above, does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, May 24, 2021, at April 30, 2021.

** The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2021. 6.67% of Aggregate Indebtedness was calculated to be $75,058 ($1,125,865 x 6.67% = $75,058).

See accompanying report of independent registered public accounting firm.

LOCKTON INVESTMENT SECURITIES, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2021

This computation is not applicable to Lockton Investment Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2021.

See accompanying report of independent registered public accounting firm.

LOCKTON INVESTMENT SECURITIES, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2021

Information relating to possession or control requirements is not applicable to Lockton Investment Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2021.

See accompanying report of independent registered public accounting firm.

LOCKTON INVESTMENT SECURITIES, LLC

Independent Accountant's Review Report
on Management's Assertion Pursuant to
Exemption from 17 C.F.R. §240.15c3-3 (k)

APRIL 30, 2021





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lockton Investment Securities, LLC
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lockton Investment Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lockton Investment Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Lockton Investment Securities, LLC stated that Lockton Investment Securities, LLC met the identified exemption provisions for the year ended April 30, 2021, without exception. Lockton Investment Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lockton Investment Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
June 24, 2021



EXEMPTION REPORT

Lockton Investment Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions in paragraph (k) (1) throughout the fiscal year May 1, 2020 to April 30, 2021.

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) (1) throughout the fiscal year May 1, 2020 to April 30, 2021 without exception.

Lockton Investment Securities, LLC

I, Pamela A. Popp, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sign: _____   Date: 12/24/21

Pamela A. Popp
President
Lockton Investment Securities, LLC
444 W 47th St., Suite 900
Kansas City, MO 64112
SEC filing # 8-67090
Firm ID # 137476

LOCKTON INVESTMENT SECURITIES, LLC
LOCKTON INVESTMENT ADVISORS, LLC
444 W 47th Street, Suite 900 / Kansas City, MO 64112-1906
816.960.9000 / FAX: 816.783.9000
www.lockton.com
Securities offered through Lockton Investment Securities, LLC, a registered broker-dealer and member FINRA, SIPC.
Investment advisory services offered through Lockton Investment Advisors, LLC, an SEC-registered investment advisor